SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX

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April 1, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Madeleine Mateo

Re:	Accelerant Holdings Draft Registration Statement on Form S-1 Amendment No. 3 submitted on February 1, 2024 CIK No. 0001997350

Ladies and Gentlemen:

On behalf of our client, Accelerant Holdings (the “Registrant”), we hereby confidentially submit this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 12, 2024 (the “Comment Letter”), relating to the above referenced amended Draft Registration Statement on Form S-1 submitted to the Commission (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 4”).

In this letter, we have recited the comments from the Staff in italicized and bolded type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 4.

Prospectus Summry, page 1

1.

The Founders’ Letter that was added in this draft registration statement appears before any discussion of your business, its results or challenges, and therefore does not present an appropriately balanced explanation of the company. Move the “Founders’ Letter” so that it appears after the prospectus summary.

In response to the Staff’s comment, the Registrant confirms that the “Founders’ Letter” has been relocated and now appears on page 119 of the Registration Statement.

* * * *

If you have questions with respect to the Registration Statement or the responses set forth above, please direct the questions to me at 212-839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:  Jeff Radke, Accelerant Holdings

Nancy Hasley, Accelerant Holdings

Robert A. Ryan, Sidley Austin LLP

Thomas Holden, Ropes & Gray LLP

Rachel Phillips, Ropes & Gray LLP